Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

September 22, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
Filed August 18, 2006
File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated September 19, 2006.

General

1.	We note from previous filings that the company netted $1,550,000 in proceeds from its loan with Samir Financial. Your current disclosure omits this information. Please revise to clarify the specific amount of net proceeds that the company received from the loan.

We have noted this comment and revised the disclosure.

MD&A, page 33

2.	Your response to comment four does not appear to fully address our request for additional disclosure relating to the valuation of your equity instruments. Please revise the MD&A to discuss each significant factor contributing to the difference between fair value of your equity instruments as of January 31, 2006 and the estimated IPO price.

We have noted this comment and revised the disclosure.

3.	Please refer to your discussion of the January 2006 Life Cycle Stage. You indicated that the loan financing provided by Samir added a high degree of risk (i.e., foreclosure could occur within twelve months if the loan is not repaid) for service providers taking stock in exchange for cash payment. With respect to your valuation of your equity instruments, please revise the MD&A to discuss the relative weightings that you assigned to the above risk versus the relative weightings that you assigned to any diminished uncertainty and perceived risks resulting from the company obtaining the referenced financing.

We have noted this comment and revised the disclosure.

Financial Statements and Notes

Report Of Independent Registered Public Accounting Firm, page F-12

4.	We note the disclosure in the accountants' report and note 9 relating to your financial difficulties and going concern uncertainties. The accountants' report indicates that these factors, among others may raise substantial doubt about your ability to continue as going concern. The referenced wording in the accountants' report is similar to that typically used in a going concern paragraph, but does not appear to clearly communicate whether or not, in the situation described in the referenced sections, there presently is substantial doubt about your ability to continue as a going concern for a reasonable period of time. Please refer to Section AU 341 of SAS (SAS Nos. 59 and 64) of auditing standards of the AICPA and have your accountants revise their report as appropriate.

We have noted this comment and revised the disclosure.

Note 2 – Other Non-Current Assets

5.	We have read your response to comment five. Please revise your disclosures to include your accounting policy for software development costs for internal use consistent with your response.

We have noted this comment and revised the disclosure.

Part II Information Not Required in Prospectus

Exhibit 5.1. Legal Opinion

6.	We note your response to prior comment 9. However, the opinion does not state that the warrants are "binding obligations" under the state contract law governing the warrants. Please revise accordingly.

We have noted this comment and revised the opinion.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President